Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 24, 2006

For immediate release

Offer for Arcelor: Update on Regulatory Review Process

London/Rotterdam, 24 March 2006

Mittal Steel Company N.V. (“Mittal Steel”) announces that it filed on March 23, 2006 a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to its announced offer for the shares and convertible bonds of Arcelor. This registration statement, which may be reviewed by the SEC, is available on the SEC’s website at www.sec.gov.

The review process of the tender offer documentation by the European regulatory authorities is continuing and a public announcement will be made once such documentation is approved. The publication of such documents will mark the opening of the acceptance period for the offer.

About Mittal Steel

Mittal Steel is the world’s largest and most global steel company. The company has operations in sixteen countries, covering four continents. Mittal Steel encompasses all aspects of modern steelmaking, producing a comprehensive portfolio of both flat

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and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction. Mittal Steel recorded US$28.1 billion in sales and shipped 49.2 million tons of steel in 2005, and had 224,000 employees at year-end. The shares of the company trade on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol “MT”.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds will be made in the Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company is filing important documents with the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

For further information, visit our web site: www.mittalsteel.com, or call:

Mittal Steel Company N.V.	Mittal Steel Company N.V.
Julien Onillon,	Thomas A. McCue, Director
Director, Investor Relations	Director, North American Investor Relations
+44 (0)20 7543 1136	(and Treasurer Mittal Steel USA)
+1 219 399 5166

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